SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Comunicação de Transação Entre Partes Relacionadas

Rio de Janeiro, 17 de junho de 2024, a Centrais Elétricas Brasileiras S/A – Eletrobras informa a seguinte transação com parte relacionada:

Nome das partes	Companhia: Centrais Elétricas Brasileiras S/A - Eletrobras; Parte Relacionada: Sociedade de Propósito Específico Chapada do Piauí I Holding S/A.
Relações com a Companhia	A Eletrobras é acionista na SPE Chapada do Piauí I, detendo participação de 49% em seu capital social.
Data da operação	Contrato assinado em 07/06/2024.
Objeto do Contrato

Emissão de fiança bancária por instituição financeira de mercado (Banco BTG Pactual) como uma garantia a ser prestada em favor dos credores dos contratos de dívida da SPE Chapada do Piauí I, de acordo com obrigação previamente estabelecida no âmbito de tais contratos.

A Eletrobras prestará contragarantia corporativa (garantia fidejussória) ao fiador no montante equivalente à sua participação acionária na SPE Chapada do Piauí I, garantindo as obrigações da SPE em caso de inadimplemento, viabilizando a emissão da fiança bancária.

Principais termos e condições

A contragarantia corporativa a ser prestada pela Eletrobras equivale ao montante da fiança bancária correspondente à participação acionária de 49% da Companhia na SPE Chapada do Piauí I, compreendendo, portanto, um total de aproximadamente R$ 63 milhões, de acordo com o contrato celebrado.

O contrato e a respectiva garantia fidejussória terão duração de 24 meses.

Observa-se que, pela característica da operação (provimento de garantia fidejussória), não há fluxo financeiro direto a ser estabelecido entre a Eletrobras e a SPE.

Apenas na hipótese de inadimplemento contratual pela SPE, a Eletrobras, na condição de contra garantidora de parte de suas obrigações, poderá vir a ser chamada a honrar com tais obrigações frente ao fiador.

Justificativa pormenorizada das razões pelas quais a administração da Companhia considera que a transação observou condições comutativas ou prevê pagamento compensatório adequado.

As condições da fiança bancária proposta foram definidas com base em parâmetros e cotações usualmente praticados pelo mercado.

Além disso, a prestação da contragarantia pelos acionistas (incluindo a Eletrobras) permite a emissão da fiança bancária, contribuindo com a manutenção do adimplemento com condição contratual da SPE frente aos seus credores.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Eventual participação da contraparte, de seus sócios ou administradores no processo de decisão da controlada do emissor acerca da transação ou da negociação da transação como representantes da Companhia, descrevendo essas participações.

A solicitação de prestação de contragarantia pela Eletrobras advém da instituição financeira selecionada pela SPE Chapada do Piauí para estruturação da operação para obtenção da fiança bancária.

A decisão da Eletrobras por efetivamente prover a garantia,

foi aprovada nas instâncias de Governança da Eletrobras, não tendo, portanto, participação da SPE.

Eduardo Haiama

Vice-Presidente Financeiro e de Relações com Investidores

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.